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                                                                    EXHIBIT 99.1

                                                                [SAP Letterhead]

FOR IMMEDIATE RELEASE

                                  Contact:          Kevin S. McKay
                                                    SAP America
                                                    610-355-4060
                                                     -or-
                                                    Michael Pfister
                                                    SAP AG
                                                    011-49-6227-7-41758
                                                     -or-
                                                    James P. Prout
                                                    Taylor Rafferty Associates
                                                    212-889-4350


SAP SALES INCREASE 61% IN FIRST HALF 1998

Walldorf, Germany, July 20, 1998 -- SAP AG, the world's leading provider of enterprise business software, announced today that strong growth continued in the second quarter of 1998. The Group's second quarter revenues grew to DM 2.2 billion ($1.2 billion), an increase of 59% over the same period last year. SAP continues to expand its infrastructure and staffing is ahead of plan. These investments, which are aimed at pacing the company's long-term growth, resulted in a 70% rise in costs to DM 1.7 billion ($940 million). Pre-tax profits for the quarter rose 30% to DM 521 million ($288 million). For the 1998 first half, sales climbed 61% to DM 3.9 billion ($2.1 billion), while pre-tax profits grew 43% to DM 832 million ($460 million). Year-on-year comparisons of costs and pre-tax figures were affected by provisions for SAP's recently announced employee incentive program, the details of which are discussed later.

SAP's strong performance in the first six months of 1998 was due to its leading product portfolio. Expansion plans led to the addition of 5,892 new employees over the number a year ago, with SAP Group headcount rising to 16,976 as of June 30, 1998. Most of this growth was focused in the Group's research and development staff which was up 57%. Staff growth since the start of 1998 was 4,120, with roughly 1,289 in Germany alone.

"We've stepped up the pace of our expansion and intensified our investment activities on the heels of our product success and new product pipeline. Our very strong first half-year performance shows us that we're on the right track in adding resources to extend our success," said Prof. Dr. h.c. Hasso Plattner, Co-Chairman of SAP AG.

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*   U.S. dollar equivalents are provided for reader convenience at the June 30,
    1998 exchange rate of US $1 = DM 1.8087.
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"Customer focus - in product development, professional services and support -
has enhanced SAP's market leadership position. By building on our core competencies and providing comprehensive industry focused solutions with TeamSAP, we broaden our partnerships and enhance our performance." added Paul Wahl, SAP Board Member and CEO, SAP America.

EMPLOYEE INCENTIVE PROGRAM

Pre-tax profit figures for the second quarter were impacted for the first time by expense provisions for SAP's long-term equity based compensation program, STAR ("Stock Appreciation Rights"). These provisions totaled DM 35 million for the quarter and were derived by multiplying the anticipated number of STARs by the "fair value" of a STAR at the end of the quarter. Expense provisions associated with the STAR program are distributed on a pro rata basis over the months during which the program is effective (May 1998 to April 1999). This meant that provisions were created for two months in the second quarter.

Excluding STAR program provisions, pre-tax profits would have risen by 49% in the first half, with costs increasing 64% instead of 66% to DM 3.2 billion (1997: DM 1.9 billion). The pre-tax profit margin for the half was 22% (1997:
24%). Without the STAR provisions, pre-tax profits would have grown 39% in the second quarter instead of 30%.

SIGNIFICANT GROWTH IN THE AMERICAS AND EUROPE

Strong sales in all other of the Group's regions more than offset slower sales in the Asia/Pacific region due to the Asian crisis. Revenues in the Americas sales region rose 72% to DM 1.7 billion in the first half of 1998 (1997: DM 1.0 billion). Sales in Germany were up 53% to DM 776 million (1997: DM 507 million). Revenues in the rest of Europe grew 72% to DM 934 million (1997: DM 542 million) and 19% in Asia/Pacific to DM 376 million (1997: DM 315 million). The proportion of revenues generated outside Germany increased to 80% from 79% in the first half of 1997. Compared with the second quarter of 1997, sales were up 75% to DM 963 million (1997: DM 549 million) in the Americas, 53% to DM 424 million (1997:
DM 277 million) in Germany, and 70% to DM 549 (1997: DM 322 million) in the rest of Europe.

ASIAN MARKET DEVELOPMENTS

The situation in Asia had a larger-than-anticipated impact on SAP's second quarter. Changes in currency exchange rates in the region were primarily responsible for lower second-quarter revenues in Asia/Pacific, which fell 5% to DM 197 million against DM 208 million in the same period last year. On constant currency rates, sales for the region would have grown 14%. SAP's performance in Asia/Pacific is increasingly being affected by a trend evident in Japan:
Customers and prospects are postponing and in some cases reducing software investment and implementation projects as the uncertain business climate continues to damper investments or spreading them over longer periods of time. "We are monitoring the current situation in Asia closely and have figured it into our projections for the current fiscal year," says Plattner. "SAP's position in Asia remains strong and seizing the long-term growth opportunities in the region remains a core commitment for us."


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Product revenues accounted for the biggest share of first half-year sales, increasing 54% to DM 2.5 billion (1997: DM 1.6 billion). Consulting revenues were up 76% to DM 921 million (1997: DM 522 million) and revenues from training activities grew 68% to DM 426 million (1997: DM 253 million). Product revenues thus made up 64% of total sales against 67% in the first half of 1997. Sales of R/3, SAP's flagship product, rose 59% to DM 2.4 billion (1997: DM 1.5 billion) in the period under review.

"Against the background of our expansion strategy and the uncertain outlook in Asia, we are maintaining our previously announced expectations for 1998 that pre-tax profit for the year will increase 30-35%, excluding effects of the STAR program," commented Prof. Dr. Henning Kagermann, Co-Chairman of SAP AG. "We expect that sales growth for the year will be roughly 40% for the same reasons as well as the unknown impacts associated with the year 2000 issue."

STRATEGIC ENTERPRISE MANAGEMENT SOLUTION ANNOUNCED

At its European users conference SAPPHIRE `98 in Madrid at the end of June, which attracted more than 8,000 users, SAP announced the development of a Strategic Enterprise Management solution (SAP SEM), based on the R/3 System. This solution contains a set of integrated applications designed to enable senior management of large multinational organizations to rapidly enhance value creation. SAP SEM consists of four new applications - Business Planning and Simulation (BPS), Business Consolidation and Sourcing (BCS), Corporate Performance Monitor (CPM) and Stakeholder Relationship Management (SRM) - which provide executives with the right information at the right time. "SAP's SEM applications are a breakthrough in value-oriented management techniques. The SAP SEM information system lets organizations focus on the things that add value to their business company-wide," stated Kagermann. SAP SEM will be available as of the fourth quarter of 1998.

Forward looking statements contained in this release may contain forward-looking information with respect to plans, projections of future performance of the Company, the occurrence of which involves certain risks and uncertainties including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, commercialization, and economic and currency and other risks detailed in the Company's filings with the Securities and Exchange Commission.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange, as well as a number of other exchanges. SAP is a component of the DAX, the index of 30 German blue chip companies. In the US, SAP's unrestricted ADR, each equivalent to one-third of an SAP preference share, currently trades over the counter under the symbol "SAPHY".

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol


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SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU.  Additional information is available on SAP AG's home page:  http://www.sap.com.


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                               (Tables to follow)
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SECOND QUARTER REVENUES COMPARISON 1998 / 1997 (IN DM MILLIONS)


                                     Q2 1998                   Q2 1997                  Change               % Change
TOTAL REVENUES                         2,175                     1,370                     805                     59
Product revenues                       1,396                       920                     476                     52
Consulting revenues                      513                       280                     233                     83
Training revenues                        229                       150                      79                     53
Other revenues                            37                        20                      17                     85
PRETAX PROFIT                            521                       401                     120                     30
=================================    =======      ====================     ===================     ==================
Employees (June 30)                   16,976                    11,084                   5,892                     53


1998 REVENUES BY QUARTER (IN DM MILLIONS)


                                        Q1 1998         Q2 1998          Q3 1998          Q4 1998            1998
TOTAL REVENUES                            1,682           2,175
Product revenues                          1,065           1,396
Consulting revenues                         408             513
Training revenues                           197             229
Other revenues                               12              37
PRETAX PROFIT                               311             521


1997 REVENUES BY QUARTER (IN DM MILLIONS)


                                        Q1 1997         Q2 1997          Q3 1997          Q4 1997            1997
TOTAL REVENUES                            1,032           1,370            1,417            2,198           6,017
Product revenues                            677             921              914            1,585           4,097
Consulting revenues                         242             279              318              412           1,251
Training revenues                           103             150              147              180             580
Other revenues                               10              20               38               21              89
PRETAX PROFIT                               181             401              251              834           1,667


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SAP GROUP
PRELIMINARY INCOME STATEMENT
SECOND QUARTER
(IN DM MILLIONS)



                                               1998         1997
SALES REVENUES                                2,175         1,370
Increase in inventories of finished
    goods and work-in-process                     3             0
Other operating income                           43            25
                                              2,221         1,395
Supplies and purchased goods                     (5)           (3)
Purchased services                             (249)         (143)
COST OF MATERIALS                              (254)         (146)

Personnel expenses                             (778)         (477)
Depreciation and amortization                   (65)          (49)
Other operating expenses                       (618)         (337)
OPERATING EXPENSES                           (1,461)         (863)

OPERATING RESULT                                506           386

Income from investments                           0             1
Income from other securities and loans
    of financial assets                           0             0
Write-down of financial assets                   (1)            0
Net interest income                              16            14

RESULT FROM ORDINARY OPERATIONS                 521           401



Note:    Figures are reported under German accounting principles.

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SAP GROUP
PRELIMINARY INCOME STATEMENT
FIRST HALF
(IN DM MILLIONS)



                                               1998         1997
SALES REVENUES                                3,857         2,402
Increase in inventories of finished
    goods and work-in-process                     9             0
Other operating income                           85            48
                                              3,951         2,450
Supplies and purchased goods                    (10)           (7)
Purchased services                             (446)         (241)
COST OF MATERIALS                              (456)         (248)

Personnel expenses                           (1,467)         (913)
Depreciation and amortization                  (119)          (89)
Other operating expenses                     (1,111)         (645)
OPERATING EXPENSES                           (2,697)       (1,647)

OPERATING RESULT                                798           555

Income from investments                           1             1
Income from other securities and loans
    of financial assets                           0             0
Write-down of financial assets                   (1)            0
Net interest income                              34            26

RESULT FROM ORDINARY OPERATIONS                 832           582


Note:    Figures are reported under German accounting principles.

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